

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

July 11, 2017

Maria Manzey
President and Chief Executive Officer
Litorium Group Corp.
5 Fuxin Complex North, #402
Manzhouli, Inner Mongolia, China 021400

> **Re: Litorium Group Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 30, 2017**
> **File No. 333-217057**

Dear Ms. Manzey:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 27, 2017 letter.

Risk Factors

"We will incur ongoing costs and expenses for SEC reporting . . . ," page 12

1. Based on your response to prior comment 6, it is unclear whether you intend to register your securities under the Exchange Act. If you do not intend to file an Exchange Act registration statement, revise to explain the effect on investors of the automatic suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act.

<u>Unaudited Financial Statements, page F-9</u>

2.   If you continue to state, as you do on page 26, that the financial statements have been reviewed by your independent registered public accounting firm, then you must revise to include the accountant's review report on the interim financial statements pursuant to Rule 10-01(d) of Regulation S-X.

        You may contact Joyce Sweeney, Accountant, at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or me at (202) 551-3286 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3453.

        Sincerely,

        /s/ Jan Woo

        Jan Woo
        Legal Branch Chief
        Office of Information
        Technologies and Services

cc: Sharon D. Mitchell
       SD Mitchell & Associates, PLC